UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                         --------------------
                            SCHEDULE 14f-1/a

                         INFORMATION STATEMENT

                    Pursuant to Section 14(f) of the
                     Securities Exchange Act of 1934
                        and Rule 14f-1 thereunder

                 BioDelivery Sciences International, Inc.
                 ----------------------------------------
              (Name of Small Business Issuer in its charter)


                      Indiana                               35-2089858
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           (State or other jurisdiction of           (I.R.S. Employer
           incorporation or organization)            Identification Number)


           111, Lock Street, Newark, NJ                      07103
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           (Address of principal executive officers)       (Zip Code)

           Registrant's telephone number, including area code: (973) 972-0324
                                                               --------------


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

                             INTRODUCTION


  We entered into an Agreement with BioDelivery Sciences, Inc., a New Jersey corporation (the "BDS") on September 5, 2000, whereby BDS agrees to sell and transfer to us shares which represents 80% of BDS stocks at a purchase price of $15,000,000 to be paid subject to terms and conditions of the Stock Purchase Agreement.

  We are a developmental-stage biotechnology company founded upon the development of "Cochleate Delivery Vehicles."

  Cochleate technology is a proprietary, enabling technology for the delivery of therapeutic products for human and veterinary applications.

  Cochleates are anhydrous, (water-free), crystalline, multilayered, lipid-based structures composed of safe, naturally occurring components. As a consequence of their unique structure and properties, cochleates are highly stable and protect formulated compounds from harsh environmental conditions, including protection from digestion in the stomach. Therefore, cochleate formulations can be delivered by oral and intranasal administration, as well as by intravenous, intramuscular and subcutaneous routes.

  Cochleates mediate and enhance the oral bioavailability of a broad spectrum of important but difficult to formulate biopharmaceuticals, including protein and peptide drugs, compounds with poor water solubility, and large hydrophilic molecules. We and collaborators have performed proof of principle studies in appropriate animal models in each of these areas:

1.	Compounds with poor water solubility- Using amphotericin B-cochleate formulations, BDS scientists and collaborators are the first to demonstrate protection against fungal infections following the oral administration of amphotericin B.

2.	Protein and peptide biopharmaceuticals- Insulin-cochleate formulations prepared by BDS scientists efficiently induce significant decreases in blood glucose levels in dogs following oral administration.

3.	Large, hydrophilic molecules- DNA-cochleate formulations administered orally induce strong, virus-specific immune responses and protection from live virus challenge.

  These initial animal studies demonstrate that cochleate formulations are widely suitable to a broad range of applications. We have developed protocols for the encochleation of proteins, peptides, polynucleotides, hormones, and lipid-soluble compounds. This broad experience with the encochleation process suggests that a wide variety of medically and commercially important biologically active molecules should be adaptable to cochleate formulation and delivery.

  We have thus far funded our operations through corporate and government contracts and grants.

  Warburg Dillon Read analysts predict that the drug delivery sector of the world wide pharmaceutical industry will grow 15% per annum, reaching $30 billion by 2000. The potential markets for new therapeutic formulations using cochleate delivery technology are large, and the return on investments us could be substantial.

  We are currently planning to increase the pace and breadth of its development by attracting investment capital and additional corporate partners.

               BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

  A change in control of the registrant occurred on October 9, 2000 pursuant to the terms and conditions of a Contribution Agreement (the "Agreement") dated June 30, 2000 between us and Subscribers (the "Hopkins Capital Group"), listed in Exhibit 1.0 of the Agreement. We entered into the Agreement whereby we agreed to exchange 15,000,000 shares of our common stocks for the properties listed in Exhibit 1.1 of Agreement. The shares of our common stock will be issued to the individuals in the amounts specified in Exhibit 1.2 of the Agreement. After the exchange, we will have a total of 15,350,000 shares of common stock outstanding.

  As a result of the Agreement, we have accepted the resignation of Aaron Tsai, our sole Director and Officer, as of October 9, 2000, and appointed Dr. Frank O'Donnell as Chairman, President and Director and Samuel S. Duffey as Director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of October 9, 2000. Regarding the beneficial ownership of the our common stock the table lists: (i) each stockholder known by us to be the beneficial owner of more than five percent (5%) of our common stock, (ii) each Director and Executive Officer and (iii) all Directors and Executive Officer(s), of our company as a group. Each of the persons named in the table has sole voting and investment power with respect to common stock beneficially owned.


Name and Address                  Number of Shares
of Beneficial Owner              Beneficially Owned       Percent of Class
---------------------------     --------------------      ----------------
Hopkins Capital Group II, LLC (1) 	13,700,000                  88.4%
Suite 1 677 North Washington Blvd
Sarasota, FL  34236

Dr. Frank O'Donnell (1)
c/o Hopkins Capital Group II, LLC   4,425,100                  28.8%
Suite 1 677 North Washington Blvd
Sarasota, FL  34236

All Officers and Directors          4,425,100                  28.8%
(2 persons)
___________________________

(1) Dr. Frank O'Donnell is a shareholder in Hopkins Capital Group II, LLC.
Through his ownership of Hopkins Capital Group II, LLC, he is the indirect beneficial owner of 4,425,100 shares.


              DIRECTORS AND EXECUTIVE OFFICERS

  The following persons are the Directors and Executive Officers of the
Company:

Name                   Age                   Position(s)
--------------------   ---         -----------------------------------------
Dr. Frank O'Donnell      50       Chairman, President and Director

Samuel S. Duffey         55       Director



DR. FRANK O'DONNELL

Dr. Frank O'Donnell is a founder, Chairman, President and Director of BioDelivery Sciences International, Inc. since its founding in March of 1995. Prior thereto, Dr O'Donnell is the founder and managing partner of the Hopkins Capital Group (HCG) LLC, a venture capital and private equity investment company which focuses on disruptive technologies in the life sciences. He is Chairman of the Board of LaserSight Inc a publically-traded developer and manufacturer of advanced laser refractive systems (NASDAQ:LASE). He serves as Chairman for several privately-held portfolio companies of HCG including APP Specialty
Pharmacy Inc,   PhotoVision Pharmaceuticals Inc., RetinaPharma Inc., Pen2Net
Inc., Biotech Specialty Partners LLC. Dr O'Donnell is a board certified ophthalmic surgeon trained at the Wilmer Ophthalmological Institute, Johns Hopkins University School of Medicine. He is a clinical professor of ophthalmology at the St. Louis University School of Medicine. He has been awarded 22 US patents and he has authored more than 50 scientific articles.

SAMUEL S. DUFFEY

Samuel S. Duffey is a Director and has been with BioDelivery Sciences International since its founding in March of 1995. For more than the last five years Mr. Duffey served as an officer, director and shareholder of Duffey and Dolan PA a Florida law firm engaged in the practice of corporate and business law. For more than the last five years Mr. Duffey also, served as Chairman and a director of SmartGate LLC and since February 2000 as Chairman and a director of SmartGate, Inc., the parent company of SmartGate LLC. The SmartGate entities are engaged in the business of manufacturing and marketing safety sensors and systems for the closure industry. For more than the five years last past Mr. Duffey served as Chairman and a director of Smart Plug, Inc. a development stage company conducting research, data collection and patenting relating to a spark plug.
For more than the last five years Mr. Duffey served as Chairman and a director of Radio Metrix, a patent holding and technology development company. For more than the five years last past Mr. Duffey served as Chairman and a Director of New Freedom, a company developing automatic patio door technology. For approximately three years Mr. Duffey served as Chairman and a director of Pendulum Practice Management Company or its predecessor Physician Practice Intergrator, Inc. a dormant physician management company.

            COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

  We may award stock options and cash bonus to key employees, directors, officers and consultants under a stock option plan not yet adopted as bonus based on service and performance. The annual salaries of executive officers are listed as follows:


Name and Principal Position               Annual Salary
------------------------------------      -------------

Dr. Frank O'Donnell as Chairman 		None

Samuel S. Duffey as Director      		None


SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 9, 2000

                                     BioDelivery Science International, Inc.


                                     By: /s/ Dr. Frank O'Donnell
                                        --------------------------------
                                         Dr. Frank O'Donnell as Chairman,
                                         President and Director

EXHIBITS


EXHIBIT     DESCRIPTION OF EXHIBIT
-------     -----------------------------------------------------------------
 2.2         Stock Purchase Agreement dated September 5, 2000 between
             MAS Acquisition XXIII Corp. and BioDelivery Sciences, Inc. (*)

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

(*) Incorporated by reference to exhibits of our Registration Statement on Form 8-K filed on October 25, 2000